Aterian, Inc.
37 E. 18th St, 7th Fl

New York, NY  10003

September 24, 2021

Andi Carpenter

Anne McConnell
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aterian, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 16, 2021

File No. 001-38937

Dear U.S. Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Arturo Rodriguez, Chief Financial Officer of Aterian, Inc., a Delaware corporation (“Aterian”, “we”, “our” or the “Company”), in the letter dated September 2, 2021 (the “Staff Letter”) regarding the Form 10-K for the Fiscal Year Ended December 31, 2020 filed by the Company with the Commission on March 16, 2021 (the “Form 10-K”). The Company is also concurrently filing with the Commission, an exhibit only Form 10-K (the “Amended Form 10-K”), an exhibit only Form 10-Q for the quarterly period ended March 31, 2021 and an exhibit only Form 10-Q for the quarterly period ended June 30, 2021 in relation to comment 6 of the Staff Letter. In addition, the Company is sending a copy of this letter and the Amended Form 10-K in typeset format.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. For the Staff’s convenience, the Company has incorporated the comments from the Staff Letter into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Form 10-K. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item1. Business Overview, page 2

1.	We note your disclosures regarding your proprietary software technology platform known as AIMEE. Please enhance your disclosures to address the following:

●	More fully explain the specific nature of this technology and how you use it in your business;
●	More fully explain if and how you assess the actual results of the decisions you make using this technology relative to the results you expected; and
●

Disclose the amount you have invested to develop this technology and address whether additional investments are expected. If additional investments are expected, quantify the anticipated amounts and disclose the time periods over which they are expected to occur.

Company Response: In response to the Staff’s comment, in future filings with the Commission, we will enhance our disclosure to address the requested information. The discussion below reflects the Company’s proposed enhanced disclosures.

Our Platform

AIMEE, our proprietary technology is a cloud-based modular platform incorporating a multi-tenant architecture. Our platform is highly configurable and designed to ensure that we have the flexibility needed to implement critical business processes.   AIMEE connects through application program interfaces (“APIs”) to multiple e-commerce platforms and other internet based sources in order to ingest data.

At its core, AIMEE continuously ingests data used in product research and product analysis and performance and provides the automation of numerous critical sales, marketing and fulfillment tasks and functions. AIMEE helps us automate and manage the life-cycle of the consumer product portfolio and provides us with the ability to scale our business efficiently.  AIMEE, along with our people, allows us to perform the following key business functions:

1)	identify product and market opportunities through data analytics and research;
2)	execute, manage and automate online marketing strategies;
3)	automate portions of the fulfillment processes;
4)	receive inventory visibility; and
5)	receive individual product operational and financial performance on a real-time basis.

AIMEE is comprised of three modules that are in various stages of development and that operate today in combination with human judgment and oversight:

1)

Market Research module: ingests, analyzes and filters millions of shopping-related data points (i.e., product rankings, average review score and number of reviews, etc.). We use this module to research and analyze data, along with outside data points (i.e., manufacturer and supply chain information) to determine what product and market opportunities may exist for us to pursue.  Some of the core functions under this module are:

●	Idea Generator - allows users to conduct research based on various marketplace data points and consumer path to purchase in order to help determine what product opportunities may exist.
●	Keyword Research - allows users to research and understand search trends, seasonality and the most frequently searched words and/or phrases being searched on marketplaces.
●	Product Search - allows users to research and understand, through actual data and estimates, how competing products are performing on marketplaces.

2)

Automated Marketing and Fulfillment module: automates various portions of our sales, marketing and fulfillment tasks. We use this module to efficiently scale our business and product portfolio.  Some of the core functions under this module are:

●

Strategy engine - allows users to select algorithms which automate the execution of online marketplace trading strategies to optimize product sales and contribution margin. These algorithms run at intervals of between approximately twenty minutes to two hours to assist in evaluating price, media buying, product listing health, SEO and inventory levels. AIMEE’s architecture continues to be developed to learn new skills and to execute complex tactics and strategies.

●

Fulfillment engine allows our operations team to automate various logistical tasks, allowing us to ingest and continually confirm orders between us, various marketplaces and our warehouse partners. This allows our fulfillment and logistics operations to ensure our consumer products are being fulfilled and picked up for timely delivery. This module also provides us with data on our inventory across our various warehouse locations.

3)

Financial Planning & Analysis module: provides product-level financial information on a real-time basis.  This module allows our users to create forecasts with both data within AIMEE and other outside data points to provide estimated product performance projections which can be compared to real-time results.

As part of using AIMEE consistently, we oversee and improve the data and automation driven by our AIMEE platform. Here are some examples for each module of how our team validates the accuracy of the information we use in part in making our business decisions:

1)

Market Research Module.
To verify our market research module’s ability to measure competitor product performance and other metrics, we frequently look at its ability to do so on our own products using only publicly available data. Since we also have accurate inside data for the products we sell, we can verify how close the research module’s estimates of sales are based on limited information.

2)

Marketing Automation and Fulfillment Modules.
To verify the accuracy of the decisions we make based on our marketing automation and fulfillment modules, we consistently track the daily performance of each product. Tracking daily performance includes the improvement or deterioration of the product’s sales, including but not limited to, marketing programs being executed, and fulfillment costs over time as well as the on-time performance metrics of last mile shipping.

3)

Financial Planning & Analysis Modules.
To verify the accuracy of the decisions we make in conjunction with our Financial Planning & Analysis modules, we consistently spot check the reporting accuracy manually as well as cross-reference the sales results in our dashboards against the reports received from our sales channels, such as Amazon, Walmart, etc.

We continue to develop AIMEE’s capabilities. This includes forecasting, inventory management, online marketing and other aspects, which today still require human judgment and oversight. At its core, AIMEE is designed to intelligently automate many of our business tasks by providing us with the ability to scale our business.

Since 2017, we have spent on average greater than $3.5 million a year on research and development expenses, of which the majority are related to AIMEE.  For the year-ended December 31, 2019 and 2020, we spent approximately $10.6 million and $8.2 million, respectively, on research and development expenses, of which the majority are related to AIMEE. Included in the year-ended December 31, 2019 and 2020 research and development expenses are approximately $5.7 million and $3.9 million, respectively, of stock-based compensation expenses, primarily for executives and senior management.  We continue to expect to spend more than $4.0 million annually in research and development expenses, exclusive of stock-based compensation charges.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non GAAP Financial Measures, page 49

2.

For each non-GAAP financial measure you present, including each related non-GAAP financial measure as a percentage of net revenue, please present the most directly comparable GAAP measures with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that it will prospectively present for each non-GAAP financial measure, including each related non-GAAP financial measure as a percentage of net revenue, the most directly comparable GAAP measures, including each GAAP measure as a percentage of net revenue, with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

3.

We note you present a non-GAAP financial measure you identify as Contribution Margin. Please explain to us how and why you believe it is appropriate to eliminate all general and administrative expenses, all research and development expenses, and fixed costs included in sales and distribution expenses, which appear to include salaries and office expenses, from a non-GAAP performance measure. It is not clear to us how you determined these adjustments are appropriate and comply with the response to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that it believes that Contribution Margin is a useful performance measure for its investors as it provides them with a view of how much profit our products produced in the period before the inclusion of fixed costs.  Contribution Margin is a key performance measure used internally and the measure we use to manage our business. All of our product business decisions are based in large part on the potential effects on, and results of, Contribution Margin, including our product launch and liquidation decisions.  As such, the Company believes providing this performance measure provides greater transparency to our investors on how we operate our business.  The Company considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and the Company has also now considered the remarks made by Mr. Patrick Gilmore at the 2019 AICPA Conference on Current SEC and PCAOB Developments. Based on this consideration, the Company believes the more appropriate comparable GAAP measure is Gross Profit as opposed to Operating Loss/Income.  As such, the Company will prospectively change its disclosure to reflect Gross Profit, which is already disclosed on the face of the Company’s Consolidated Statement of Operations, as the more comparable measure to the Company’s Non-GAAP Contribution Margin disclosures and will use Gross Profit as the starting point of the non-GAAP reconciliation for the Company’s Non-GAAP Contribution Margin reconciliation.  The Company will define Contribution Margin as Gross Profit plus amortization of inventory step-up from acquisitions, less marketplace selling commissions and fulfillment and logistic expenses (which include storage and marketing expenses).  The Company has included the table below as an example of the related disclosure.

Amounts in thousands

	Year-ended December 31, 2019	Year-ended December 31, 2020
Gross Profit	$45,040	$84,746
Add:
Amortization of inventory step-up from acquisitions (included in cost of goods sold)	__	$583

Less:
Marketplace selling commission	$17,090	$27,493

Fulfillment and logistic expenses, including storage	$20,556	$26,372
Marketing expenses	$4,905	$6,341

Contribution Margin	$2,489	$25,123

Gross Profit as a percentage of net revenue	39.4%	45.6%
Contribution margin as a percentage of net revenue	2.2%	13.5%

Results of Operations, page 52

4.

We note you attribute increases in net revenue to increased pricing, growth in existing products, new product launches, and new products obtained through acquisitions. Given the significant acquisitions you completed in 2020 and your intention to continue to grow your business through acquisitions, please revise your disclosures to separately quantify and discuss the impact growth in existing products, new product launches, and new products obtained through acquisitions had on net revenue during each period presented.

Company Response: The Company respectfully advises the staff that the Company began to expand its net revenue disclosures in its Form 10-Q for the quarterly period ended June 30, 2021 by including disclosure of the impact of existing products and new products obtained through acquisitions.  The Company will also prospectively expand its net revenue disclosure to separately quantify impacts from new product launches in its periodic reports beginning with its Form 10-Q for the quarterly period ending September 30, 2021.

Critical Accounting Policies and Use of Estimates, page 59

5.	Please tell us your consideration for disclosing and discussing impairment testing for goodwill and intangible assets as a critical accounting policy, including the following:
●	The number of reporting units you have and how you allocate goodwill to reporting units.
●

The percentages by which estimated fair values exceed carrying values as of the most recent impairment test date, especially to the extent any reporting units or intangible assets are at risk of failing their impairment test, as well as the key assumptions used and potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

●	How historical negative operating margin results are considered in your estimates and a sensitivity analysis for potential changes in operating margins on your estimates.

Please also tell us if any events during the interim periods triggered an interim impairment test, in this regard we note the decline in your stock price and the going concern disclosures included in your most recent quarterly filing. If an interim impairment test was performed, please tell us the results, if an interim test has not been performed, please explain why.

Company Response:

The Company operates under one reporting unit based on the guidance from ASC 350-20 as all of our business components have similar economic characteristics and are managed on an aggregated basis.   The Company will prospectively add this disclosure in our critical accounting principles disclosure.

The Company engaged a third party valuation specialist to assist in performing its goodwill test in December 2020. The Company concluded that its estimated fair-values exceeded its carrying values by 300% as of the year-ended December 31, 2020. For goodwill, impairment testing is based upon the best information available using a combination of the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach.

Under the income approach, or discounted cash flow method, the significant assumptions used are projected net revenue, projected contribution margin (product operating margin before fixed costs), fixed costs, terminal growth rates and the cost of capital. Projected net revenue, projected contribution margin and terminal growth rates were determined to be significant assumptions because they are the three primary drivers of the projected cash flows in the discounted cash flow fair value model. Cost of capital is another significant assumption as the discount rate is used to calculate the current fair value of those projected cash flows. Under the guideline public company method, significant assumptions relate to the selection of appropriate guideline companies and the valuation multiples used in the market analysis.

The Company believes that the assumptions and estimates made are reasonable and appropriate, and changes in the assumptions and estimates could have a material impact on its reported financial results. In addition, sustained declines in the Company’s stock price and related market capitalization could impact key assumptions in the overall estimated fair values of its reporting unit and could result in non-cash impairment charges that could be material to the Company's consolidated balance sheet or results of operations. The Company has produced operating losses through 2019.  However, starting in the three months ended June 30, 2020, the Company began to experience improvement in its operating margins and additional improvement in its products performance before the inclusion of fixed costs. These improvements, coupled with the Company’s acquisitions, supported the Company’s conclusion that it would generate significant improvements in the operating results. However, even with a sensitivity analysis on projected operating results, the Company still had significant excess fair-value over its carrying value.

Since December 31, 2020, the Company has had an additional increase in the amount of goodwill through acquisitions made in 2021. Although the Company has experienced volatility in its share price and short-term forecasts, impacting its going concern analysis due lender covenant risks, the Company believes it has had no triggering events as its overall long-term forecasts remain materially the same.  As such, the Company does not believe any additional disclosure was necessary in its two most recent quarterly reports. That said, the Company recognizes that its goodwill has increased substantially and as such, the Company will prospectively expand its critical account policies disclosures to add language describing its tests, key assumptions and also the key sensitivity, beginning with its Form 10-Q for the quarterly period ending September 30, 2021.

Exhibits 31.1 and 31.2, page 75

6.

We note you conducted an evaluation of your internal control over financial reporting, as required by Exchange Act Rules, and provided an assessment and conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308 of Regulation S-K, in your Form 10-K for the year ended December 31, 2020. We also note your certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4, referring to internal control over financial reporting, that are now required based on the end of the transition period that previously allowed these omissions. Please amend your Form 10-K to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. Please ensure the revised certifications refer to the Form 10-K/A and are currently dated. This comment is also applicable to your Form 10-Qs for the quarters ended March 31, 2021 and June 30, 2021.

Company Response: In response to the Staff’s comment, the Company has revised the certifications in the abbreviated Amended Form 10-K for the year ended December 31, 2020 filed along with this letter.  Additionally, the Company has revised the certifications in the abbreviated Form 10-Qs for the quarterly periods ended March 31, 2021 and June 30, 2021 filed along with this letter.

Financial Statements
16 Acquisitions, page F-28

7.	We note you completed two significant asset acquisitions during 2020. Please address the following:
●

More fully explain to us how you determined each asset acquisition is the acquisition of a business. Provide your analyses based on the criteria in ASC 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9.

●	Provide the significant tests you performed under Rule 8-04 of Regulation S-X.
●	More fully explain to us how you determined the fair values of the intangible assets you acquired.
●	More fully explain to us the reasons why the amount of goodwill you recorded in each acquisition represents a significant percentage of the related purchase price.
●	Provide the disclosures required by ASC 805-10-50-2(h)(1).

Please also comply with this comment as it relates to each asset acquisition you completed during 2021.

●

Company Response: The Company had performed tests for each of its acquisitions in accordance with ASC 805 and determined that each of the acquisitions satisfied the requirements to be treated as a business. Below is a summary of the analysis completed for each of the significant asset acquisitions completed in 2020 and 2021 as it relates to the Inputs, Outputs and Substantive Process tests.

Truweo Acquisition (08/26/2020):

1.

Step 1 (screen test) to determine if substantially all of the fair value concentrated in a single asset or a group of similar assets: the Company received inventory of three different SKUS, manufacturing relationships, websites, Truweo’s unique launch and product strategy, access to Amazon listings, trademarks, and all other related marketing materials. None of the identified assets themselves made up more than 90% of the purchase price. As such, the Company believes it has not acquired a group of assets.

2.

Step 2 (output test) to determine if there is continuation of revenue before and after the transaction: Management has determined that with the purchase of inventory, trademarks and the means and methods to sell that inventory, there was sufficient evidence to determine that there was continuation of revenue.

3.

Step 3 (input and substantive process test) which under ASC 805 indicates that the combination of both inputs and substantive processes lead to outputs. The purchase did not include employees so Management focused on ASC 805-10-55-4L. The acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs. The inputs identified in the screen test, which included the inventory, manufacturing relationships, Amazon listings, the trademarks and other product materials, are difficult and time consuming to replicate and without these, there would be significant cost and delay in continuing to produce outputs.

4.

Goodwill: under ASC 805-10-55-9, the presence of more than an insignificant amount of goodwill may be an indicator that the acquired set of inputs are substantive and therefore the acquired set is a business. Based on the valuation analysis performed by third party specialists, which was reviewed and approved by Management, the Company concluded that the acquisition led to a significant amount of goodwill. The goodwill is attributable to expected synergies from integrating Truweo products into the Company’s existing sales channels.  As such, the Company acknowledges the additional factor supporting the conclusion that a business was acquired.

Smash Asset Acquisition (12/01/2020):

1.

Step 1 (screen test) to determine if substantially all of the fair value concentrated in a single asset or a group of similar assets: the Company received inventory of approximately 43 SKUs, manufacturing relationships, websites, Smash’s unique launch and product strategy, access to the Amazon listings, trademarks and all other related marketing materials. None of the identified assets themselves made up more than 90% of the purchase price. As such, the Company believes it has not acquired a group of assets.

2.

Step 2 (output test) to determine if there is continuation of revenue before and after the transaction: Management has determined that with the purchase of inventory, trademarks and the means and methods to sell that inventory, there was sufficient evidence to determine that there was a continuation of revenue generating activity.

3.

Step 3 (input and substantive process test) which under ASC 805 indicates that the combination of both inputs and substantive processes lead to outputs. The purchase did not include employees so Management focused on ASC 805-10-55-4. The acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs. The inputs, which included the inventory, manufacturing relationships, Amazon listings, the trademarks and other product materials, are difficult and time consuming to replicate and without these, there would be significant cost and delay in continuing to produce outputs. The acquired processes around launch, growth, customer service, and marketing strategies are critical to any acquisition of an Amazon seller. Additionally, the Amazon listing is a group of processes in and of itself via contractual relationships with Amazon that cannot be replaced without significant and material costs, effort or delays.

4.

Goodwill: under ASC 805-10-55-9 the presence of more than an insignificant amount of goodwill may be an indicator that the acquired set of inputs are substantive and therefore the acquired set is a business. Based on the valuation analysis performed by third party specialists which was reviewed and approved by Management, the Company concluded that the acquisition led to a significant amount of goodwill. The goodwill is attributable to expected synergies from integrating the acquired products into the Company’s existing sales channels. As such the Company acknowledges the additional factor supporting the conclusion that a business was acquired.

Healing Solutions Asset Acquisition (02/03/2021):

1.

Step 1 (screen test) to determine if substantially all of the fair value concentrated in a single asset or a group of similar assets: the Company received inventory valued at approximately $9.4 million, manufacturing relationships, related websites, access to the Amazon listings, trademarks and all other related marketing materials. None of the identified assets themselves made up more than 90% of the purchase price. As such, the Company believes it has not acquired a group of assets.

2.

Step 2 (output test) to determine if there is continuation of revenue before and after the transaction: Management has determined that with the purchase of inventory, trademarks and the means and methods to sell that inventory, there was sufficient evidence to determine that there was a continuation of revenue generating activity.

3.

Step 3 (input and substantive process test) which under ASC 805 indicates that the combination of both inputs and substantive processes lead to outputs. The purchase did not include employees so Management focused on ASC 805-10-55-4. The acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs. The inputs, which included the inventory, manufacturing relationships, Amazon listings, the trademarks and other product materials, are difficult and time consuming to replicate and without these, there would be significant cost and delay in continuing producing outputs. The acquired processes around launch, growth, customer service and marketing strategies are critical to any acquisition of an Amazon seller. Additionally, the Amazon listing, a group of processes in and of itself via contractual relationships with Amazon, cannot be replaced without significant and material costs, effort or delays.

4.

Goodwill: under ASC 805-10-55-9 the presence of more than an insignificant amount of goodwill may be an indicator that the acquired set of inputs are substantive and therefore the acquired set is a business. Based on the valuation analysis performed by third party specialists which was reviewed and approved by Management, the Company concluded that the acquisition led to a significant amount of goodwill. The goodwill is attributable to expected synergies from integrating the acquired products into the Company’s existing sales channels. As such the Company acknowledges the additional factor supporting the conclusion that a business was acquired.

Squatty Potty Asset Acquisition (5/05/2021):

1.

Step 1 (screen test) to determine if substantially all of the fair value concentrated in a single asset or a group of similar assets: the Company received inventory for all active SKUs, manufacturing relationships and processes, customer relationships with retail clients, related websites, Squatty Potty’s product strategy expertise, access to Amazon listings, the Squatty Potty trademarks and all other related marketing materials and tactics. None of the identified assets themselves made up more than 90% of the purchase price. As such, the Company believes it has not acquired a group of assets.

2.

Step 2 (output test) to determine if there is continuation of revenue before and after the transaction: Management has determined that with the purchase of inventory, trademark and the means and methods to sell that inventory, there was sufficient evidence to determine that there was a continuation of revenue generating activity.

3.

Step 3 (input and substantive process test) which under ASC 805 indicates that the combination of both inputs and substantive processes lead to outputs. Because the purchase did not include employees, Management focused on ASC 805-10-55-4. The acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs. The inputs identified, which included inventory, manufacturing relationships, retail customer relationships, Amazon listings, the trademarks and other product materials, are difficult and time consuming to replicate and without these, there would be significant cost and delay in continuing producing outputs. The acquired processes around Squatty Potty (predominantly a wholesaler) are unique and as such have been solidified through a transition services agreement. The Company believes the combined processes and inputs are together significant and substantive in determining that a business has been purchased.

4.

Goodwill: under ASC 805-10-55-9, the presence of more than an insignificant amount of goodwill may be an indicator that the acquired set of inputs are substantive and therefore the acquired set is a business. Based on the valuation analysis performed by third party specialists which was reviewed and approved by Management, the Company concluded that the acquisition led to a significant amount of goodwill. The goodwill is attributable to expected synergies from integrating the acquired products into the Company’s existing sales channels. As such the Company acknowledges the additional factor supporting the conclusion that a business was acquired.

Photo Paper Direct Acquisition (5/05/2021):

1.

Step 1 (screen test) to determine if substantially all of the fair value concentrated in a single asset or a group of similar assets: the Company purchased all of the assets & liabilities, manufacturers’ relationships, the company website, Photo Paper Direct (“PPD”)’s product strategy expertise, access to Amazon listings, the Photo Paper Direct trademark and all other related marketing materials. None of the identified assets themselves made up more than 90% of the purchase price. As such, the Company believes it has not acquired a group of assets.
2.

Step 2 (output test) to determine if there is continuation of revenue before and after the transaction: Management has determined that with the purchase of inventory, warehouse, trademark and the means and methods to sell that inventory, there was sufficient evidence to determine that there was a continuation of revenue generating activity.

3.

Step 3 (input and substantive process test) which under ASC 805 indicates that the combination of both inputs and substantive processes lead to outputs. The Company purchased all of PPD’s assets and liabilities. The Company acquired employees directly as part of the purchase. The Company maintains an earn-out agreement with the founder of Photo Paper Direct, which it believes provides sufficient consideration for him to remain engaged with the business long enough to transfer knowledge about key processes to ensure no delay in continuing to produce value. Additionally, Management focused on ASC 805-10-55-4 as part of its analysis of the acquisition. The acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs. The inputs include all assets and liabilities and all key relationships as well as access to the Amazon seller accounts. Without these features, there would be significant cost and delay in continuing to produce outputs. The Company recognizes the combined processes and inputs are together significant and substantive in determining that a business has been purchased.

4.

Goodwill: under ASC 805-10-55-9 the presence of more than an insignificant amount of goodwill may be an indicator that the acquired set of inputs are substantive and therefore the acquired set is a business. Based on the valuation analysis performed by third party specialists which was reviewed and approved by Management, the Company concluded that the acquisition led to a significant amount of goodwill. The goodwill is attributable to expected synergies from integrating the acquired products into the Company’s existing sales channels.  As such, the Company acknowledges the additional factor supporting the conclusion that a business was acquired.

In summary, the key acquisitions completed by the Company in 2020 and 2021 all have identical investment theses with only slight variations in the circumstances around each key acquisition. In all cases, the Company concluded that what was acquired was more than a collection of assets. The combination of inputs and processes lead to outputs and a continuation of revenue. Moreover, the Company has concluded in all cases, following from the guidance under ASC 805-10-55-4, that there was the presence of more than an insignificant amount of goodwill. Based on the combination of these factors, the Company has concluded that it has purchased businesses and not collections of assets.

●

In response to the Staff’s comment, the Company performed the significance tests under Rule 8-04 of Regulation S-X for all acquisitions, which references Regulation S-X Rule 3-05 (used in the significance test below) and also referenced Rule 1-02(w) of Regulation S-X.  The results of these tests are highlighted below for each acquisition:

Truweo:

The Company acquired Truweo on August 26, 2020. The significance test below is based on the investment, asset and income tests set forth in Rule 1-02(w) of Regulation S-X.   The result of the significance test for Truweo was that it was considered insignificant and therefore no audited financial statements were required to be filed.

	(in thousands)
	Aterian, Inc.	Truweo	% of Aterian, Inc.
Asset Test (a)	$74,424	$500	0.67%
Investment Test (b)	$141,999	$16,364	11.52%
Income Test - Net Income (a)	-$58,789	$3,616	6.15%
Income Test - Revenue (a)	$114,451	$7,942	6.94%

(a)

Aterian’s financial information is derived from the Form 10-K for the year-ended December 31, 2019, filed on March 31, 2020, as these were the Company’s pre-acquisition consolidated financial statements as of the end of its most recently completed audited fiscal year as required.  The acquired business’ financials were based on its most recent pre-acquisition annual financial statements.

(b)

The investment test figure is derived from the shares outstanding as of July 31, 2020, which represented the most recently completed month prior to the announcement of the Truweo acquisition on Form 8-K filed on August 24, 2020. Shares outstanding were 17,763,164 on July 31, 2020, and the average of the last five days’ closing price as of July 31, 2020 was $7.994.

SMASH:

The Company acquired the Smash Assets on December 1, 2020.  The significance test below is based on the investment, asset and income tests set forth in Rule 1-02(w) of Regulation S-X.  The result of the significance test for the Smash Assets was that two years of audited financials were required as the investment test was above 50%.  The audited financials related to the Smash Assets were subsequently filed with the Form 8-K/A filed on May 14, 2021.

Aterian, Inc.	SMASH	% of Aterian, Inc.

Asset Test (a)	$74,424	$15,000	20.15%
Investment Test (a)	$157,757	$79,052	50.10%
Income Test - Net Income (a)	-$58,789	$2,841	4.83%
Income Test - Revenue (a)	$114,451	$42,994	37.57%

(a)

The Company’s financial information is derived from the Form 10-K for year-ended December 31, 2019, filed on March 31, 2020, as these were the Company’s pre-acquisition consolidated financial statements as of the end of its most recently completed audited fiscal year as required.  The acquired business’ financials were based on its most recent pre-acquisition annual financial statements. The investment test figure is derived from the shares outstanding as of November 30, 2020, which represented the most recently completed month prior to the announcement of the Smash Asset acquisition through the Form 8-K filed on December 1, 2020. Shares outstanding on November 30, 2020 were 21,844,944 and the average of the last five days’ closing price as of November 30, 2020 was $7.22.

Healing Solutions Assets

The Company acquired the Healing Solutions Assets on February 2, 2021. The significance test below is based on the investment, asset and income tests set forth in Rule 1-02(w) of Regulation S-X.  The result of the significance test for the Healing Solutions Assets was that one year of audited financials were required as the asset test was above 20% but below 40%.  The audited financials were subsequently filed in the Form 8-K/A filed on April 20, 2021.

	Aterian, Inc.	Healing Solutions	% of Aterian, Inc.
Asset Test (a)	$74,424	$17,441	23.43%
Investment Test (b)	649,253	$71,291	10.98%
Income Test - Net Income (a)	-$58,789	$7,793	13.25%
Income Test - Revenue (a)	$114,451	$77,703	67.89%

(a)

The Company’s financial information is derived from the Form 10-K for year-ended December 31, 2019, filed on March 31, 2020 as these were the Company’s pre-acquisition consolidated financial statements as of the end of its most recently completed audited fiscal year [as?] required.  At the date of the acquisition, the Company had not completed nor filed its December 31, 2020 financial statements and as such used guidance from the SEC’s Financial Reporting Manual, paragraph 2025.2, which allowed the Company to use its most recently completed audited fiscal year required to be on file with the SEC as of the consummation date (i.e., December 31, 2019).  The acquired business’ financials were based on its most recent pre-acquisition annual financial statements.

(b)

The investment test figure is derived from the shares outstanding as of January 31, 2021, which represented the last closed month prior to the announcement of the acquisition through the Form 8-K filed on February 2, 2021. Shares outstanding as of January 31, 2021 were 27,074,791 and the average of the last five days’ closing price as of January 31, 2021 was $23.98.

Squatty Potty Assets

The Company acquired the Squatty Potty Assets on May 5, 2021. The significance test below is based on the investment, asset and income tests set forth in Rule 1-02(w) of Regulation S-X.   The result of the significance test for the Squatty Potty Assets was that it was considered insignificant as all tests were below 20% and therefore no audited financial statements were required to be filed.

	Aterian, Inc.	Squatty Potty	% of Aterian, Inc.
Asset Test (a)	$157,454	$3,800	2.4%
Investment Test (b)	$733,732	$30,773	4.2%
Income Test - Net Income (a)	($63,126)	$3,520	5.6%
Income Test - Revenue (a)	185,704	$14,880	8.0%

a) The Company’s financial information is derived from the Form 10-K for year-ended December 31, 2020, filed on March 16, 2021, as these were the Company’s pre-acquisition consolidated financial statements as of the end of its most recently completed audited fiscal year as required.  The acquired business’ financials were based on its most recent pre-acquisition annual financial statements.

b) The investment test figure is derived from the shares outstanding as of April 30, 2021, which represented the last closed month prior to the announcement of the acquisition through the Form 8-K filed on May 11, 2021. Shares outstanding on April 30, 2021 were 30,623,213 and the average of the last five days’ closing price as of April 30, 2021 was $23.96.

Photo Paper Direct

The Company acquired PPD on May 5, 2021. The significance test below is based on the investment, asset and income tests set forth in Rule 1-02(w) of Regulation S-X.  The result of the significance test for

PPD was that it was considered insignificant as all tests were below 20% and therefore no audited financial statements were required to be filed.

	Aterian, Inc.	PPD	% of Aterian, Inc.
Asset Test (a)	$157,454	$6,452	4.1%
Investment Test (b)	$733,732	$25,617	3.5%
Income Test - Net Income (a)	($63,126)	$3,956	6.3%
Income Test - Revenue (a)	185,704	$14,975	8.1%

(a)

The Company’s financial information is derived from the Form 10-K for year-ended December 31, 2020, filed on March 16, 2021, as it was the Company’s pre-acquisition consolidated financial statements as of the end of its most recently completed audited fiscal year as required.  The acquired business’ financials were based on its most recent pre-acquisition annual financial statements.

(b)

The investment test figure is derived from the shares outstanding as of April 30, 2021, which represented the last closed month prior to the announcement of the acquisition through the Form 8-K filed on May 11, 2021. Shares outstanding on April 30, 2021 were of 30,623,213 and the average of the last five days’ closing price as of April 30, 2021 was $23.96.

●

In response to the Staff’s comment regarding the fair values of intangible assets, the Company engaged a third party valuation specialist to perform a valuation of the intangible assets acquired for all acquisitions. In performing the valuation, Management assessed the reasonableness of the projected financial information (“PFI”) by comparing it to the Company's historical results and financial information for a peer group of the most similar public companies. Based on this review, management determined the PFI is reasonable for business and intangible asset valuation purposes. Management will prospectively add this disclosure in our financial statement footnotes as applicable.

●

In response to the Staff’s comment, the reason why the goodwill recorded in each acquisition represents a significant percentage of the related purchase price is that the Company knowingly pays a premium on each of the businesses. This is driven largely by the fact that the combination of key processes and assets acquired, once integrated into the overall Aterian, Inc. business model, is expected to drive significant synergies through the use of the Company’s operating model.  Management believes that the key intangible assets were identified and the residual consideration paid to sellers represented a premium in the form of Goodwill. The amount of Goodwill allocated is reasonable given the future earning potential once integrated into the parent company.

●

In response to the Staff’s comment regarding the required disclosures pursuant to ASC 805-10-50-2(h)(1), the Company had concluded that the specific disclosures were not material individually or in the aggregate, and as such were not specifically included. In light of the Staff’s comment, the Company has determined to include these disclosures in our forthcoming quarterly and annual financial statement reports on the basis that although immaterial, the information would further enhance the existing disclosure. The sample disclosures below are representative of disclosures which the Company will make on a prospective basis using the most recent relevant reporting period by acquisition as an example:

➢	Smash Assets: included in our twelve months ended December 31, 2020 Financial Statements, the Company recorded $13.5 million in revenue and $3.5 million in operating income from the Smash acquisition.
➢	Truweo: included in our twelve months ended December 31, 2020 Financial Statements, the Company recorded $4.2 million in revenue and $1.7 million in operating income from the Truweo acquisition.
➢

Healing Solutions Assets: included in our three months ended March 31, 2021 Financial Statements, the Company recorded $8.5 million and $2.2 million in revenue and operating income, respectively. Included in our three and six months ended June 30, 2021 Financial Statements, the Company recorded $11.8 million and $20.2 million in revenue, respectively. The Company recorded $5.1 million and $7.3 million in operating income from the Healing Solutions Assets acquisition for the three and six months ended June 30, 2021, respectively.

➢

Squatty Potty Assets: included in our three and six months ended June 30, 2021 Financial Statements, the Company recorded $2.2 million and $2.2 million in revenue, respectively. The Company recorded $0.7 million and $0.7 million in operating income from the Squatty Potty Assets acquisition for the three and six months ended June 30, 2021, respectively.

➢

Photo Paper Direct: included in our three and six months ended June 30, 2021 Financial Statements the company recorded $2.7 million and $2.7 million in revenue, respectively. The Company recorded $0.3 million and $0.3 million in operating income from the PPD acquisition for the three and six months ended June 30, 2021, respectively.

Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Arturo Rodriguez

Arturo Rodriguez

Chief Financial Officer, Aterian. Inc.

cc:Joseph A. Risico, Chief Legal Officer of Aterian, Inc.